FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

April 29, 2003

Hanson PLC increases its US$600 million senior unsecured fixed rate notes issue due March 2013 by US$150 million

Hanson PLC, through its subsidiary Hanson Australia Funding Limited, has re-opened its previously announced issue of US$600 million, 5.25% notes due March 2013. An additional US$150 million of the fixed rate 10-year notes ("Notes") have been issued, taking the total issue size to US$750 million. The Notes, which were re-offered to investors at a price of 97.819% of par plus accrued interest, will be guaranteed on a senior unsecured basis by Hanson PLC. Issue proceeds, after deducting underwriting commission and estimated expenses, will be approximately US$146 million and will be used for general corporate purposes, including the repayment of short term debt. Application will be made to list the Notes on the New York Stock Exchange. Closing of the issue is scheduled for May 2, 2003.

Inquiries:
Justin Read
Hanson PLC
+44 (0) 20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    May 06, 2003